Richard Coyle Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3724 rcoyle@chapman.com

June 23, 2025

Via EDGAR Correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets

100 F Street, N.E.
Washington, D.C. 20549

Re:	Bitwise Ethereum ETF
File No. 333-278308

Dear Ms. Miller and Mr. Niethamer:

This letter responds to your comments regarding post-effective amendment no. 1 to the registration statement filed on Form S-1 for the Bitwise Ethereum ETF (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on June 10, 2025 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Prospectus Summary – Purchases and Sales of Ether, page 5

Please revise to disclose the material terms of the agreements with the Ether Trading Counterparties.

Response to Comment 1

The Sponsor, on behalf of the Registrant, declines to include the requested disclosure in the Prospectus Summary as the material terms of such agreements are limited to their term and the indemnification arrangements between the parties, neither of which rise to level of materiality to warrant their inclusion in the Prospectus Summary. Nevertheless, the following robust disclosure has been added to the section entitled “Material Contracts”:

Master Purchase and Sale Agreement for Digital Assets

The Sponsor, on behalf of the Trust, has entered into a Master Purchase and Sale Agreement for Digital Assets with each Ether Trading Counterparty. This agreement set forth the general parameters under which a transaction in ether will be effectuated, should any transaction with an Ether Trading Counterparty occur. The agreement shall remain in effect until terminated in writing by either the Trust or the Ether Trading Counterparty. The Ether Trading Counterparty shall have no liability: (i) with respect to any breach of the agreement which does not arise from its bad faith or gross negligence, (ii) for any act or omission (including insolvency) or delay of any third party, including any bank, digital wallet provider or digital currency exchange or any of their agents or subcontractors, (iii) for any interruption or delays of service, system failure, or errors in the design or functioning of any electronic system, or (iv) for any consequential, indirect, incidental, or any similar damages (even if informed of the possibility or likelihood of such damages). The Trust and Sponsor will each, on a several basis (and without duplication), indemnify, defend and hold the Ether Trading Counterparty harmless together with its officers, directors, members, partners, affiliates and employees, agents and licensors (the “Indemnified Parties”) from and against all losses, liabilities, judgments, proceedings, claims, damages and costs (including attorneys’ fees) resulting from any third-party action related to: (i) the Trust’s breach of the terms of the agreement, (ii) the Trust’s violation of any applicable law, rule or regulation, (iii) the Ether Trading Counterparty’s reliance on any instruction (in whatever form delivered) which it reasonably believed to have been given by the Trust, or (iv) other acts or omissions in connection with the execution of transactions with the Ether Trading Counterparty.

June 23, 2025

Comment 2 – The Trust’s Service Providers – The Ether Custodian, page 6

The Staff notes that the Trust may retain additional ether custodians from time to time. Please revise to disclose the criteria, if any, that the Sponsor and the Trust will use to select such additional ether custodians.

Response to Comment 2

Pursuant to the Staff’s comment, the following disclosure has been added to the referenced section of the Registration Statement:

In selecting a Future Ether Custodian, the Sponsor, on behalf of the Trust, will consider a number of factors, including, but not limited to, regulatory compliance, operational security, insurance coverage, institutional reputation, and demonstrated experience safely storing large digital asset holdings.

Comment 3 – Creation and Redemption of Shares, page 107

The Staff notes your disclosure on page 108 that the manner by which creations and redemptions are made is dictated by the terms of the Authorized Participant Agreement. Please revise to identify the current Authorized Participants that have Authorized Participant Agreements that allow for only cash, only in-kind, and both cash and in-kind creations and redemptions.

Response to Comment 3

Pursuant to the Staff’s comment, the following disclosure has been added to the referenced section of the Registration Statement:

As of May 23, 2025, Jane Street Capital, LLC, Marex Financial, Macquarie Capital (USA) Inc., Goldman Sachs Group, Inc., Citadel LLC, ABN AMRO Bank N.V., Virtu Americas LLC, and The Bank of New York Mellon Corporation have executed Authorized Participant Agreements with the Trust. Pursuant to the terms of those Authorized Participant Agreements, each such Authorized Participant, except for ABN AMRO Bank N.V., Marex Financial and The Bank of New York Mellon Corporation, may conduct Cash Creations, Cash Redemptions, In-Kind Creations and In-Kind Redemptions. As of May 23, 2025, ABN AMRO Bank N.V., Marex Financial and The Bank of New York Mellon Corporation may only conduct Cash Creations and Cash Redemptions.

Comment 4 – Creation and Redemption of Shares, page 107

Please reconcile your disclosures in this section relating to timing of placing of Creation Orders and Redemption Orders for in-kind transactions, with Sections 2.08(a) and 2.09(a) of the Trust Agreement, and Schedule 1 to the Authorized Participant Agreement.

Response to Comment 4

The order cut-off times in the Registration Statement have been revised to align with Sections 2.08(a) and 2.09(a) of the Trust Agreement, and Schedule 1 to the Authorized Participant Agreement.

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June 23, 2025

Please call me at (312) 845-3724 or my colleague James Audette at (312) 845-3421 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Richard Coyle
Richard Coyle

cc:	Katherine Dowling, Esq., General Counsel of Bitwise Asset Management
James Audette, Esq., Chapman and Cutler LLP